EXHIBIT 99.1

ANNUAL SERVICER’S CERTIFICATE

BARCLAYS BANK PLC

GRACECHURCH CARD FUNDING (NO. 3) PLC

     The undersigned, a duly authorized representative of Barclay Bank PLC (the “Bank”), as Servicer, pursuant to the Beneficiaries Servicing Agreement, dated as of November 23, 1999 ( the “Agreement”), among the Bank, as Servicer and Barclaycard Funding PLC, as Investor Beneficiary, does hereby certify that:

     1.  The Bank is, as of the date hereof, the Servicer under the Agreement. Capitalized terms used in this Certificate have their respective meanings as set forth in the Agreement.

     2.  The undersigned is duly authorized pursuant to the Agreement to execute and deliver this Certificate.

     3.  A review of the activities of the Servicer during the calendar year ended December 31, 2004 was conducted under my supervision.

     4.  Based on such review, the Servicer has, to the best of my knowledge, performed in all material respects its obligations under the Agreement throughout such calendar year and no material default in the performance of such obligations has occurred or is continuing except as set forth in the Paragraph 5 below.

     5.  The following is a description of each material default in the performance of the Servicer’s obligations under the provisions of the Agreement known to the undersigned to have been made by the Servicer during the calendar year ended December 31, 2004, which sets forth in detail (i) the nature of each such default, (ii) the action taken by the Servicer, if any, to remedy each such default and (iii) the current status of each such default:

     None.

     IN WITNESS WHEREOF, the undersigned has duly executed this Annual Servicer’s Certificate this 30th day of June, 2005.

Barclays Bank PLC as Servicer
By:	/s/ Paul Gerard Turner
	Name:	Paul Gerard Turner
	Title:	Finance Director Barclaycard UK Consumer Finance Division